SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2006
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☐                Form 40-F   ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                No   ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: January 31, 2006		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, January 31, 2006
CANADIAN PACIFIC RAILWAY REVENUE GROWTH PROPELS
EARNINGS TO FOURTH-QUARTER AND FULL-YEAR RECORDS IN 2005
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) reported that strong revenue growth propelled net income to a record $543 million, a 32-per-cent increase over 2004. Net income in 2005 included a $72-million after-tax decline in foreign exchange gains on long-term debt and a favourable $35-million after-tax reduction in special charges for labour restructuring and environmental remediation, compared with 2004.
SUMMARY OF FULL-YEAR 2005 COMPARED WITH FULL-YEAR 2004
     Excluding foreign exchange gains on long-term debt and other specified items:

➢	Operating income broke through the billion-dollar mark for the first time, increasing 27 per cent to $1,001 million.

➢	Diluted earnings per share increased 45 per cent to $3.30.

➢	Revenue grew 13 per cent to $4,392 million, with increases in six of seven business lines.

➢	Operating ratio improved 2.6 percentage points to 77.2 per cent.
Rob Ritchie, Chief Executive Officer of CPR, said: “Our results for 2005 are very strong. It was the busiest and most successful year in CPR’s history. We told shareholders we would grow this business by double-digits, generate higher yield, recover fuel cost increases and grow share earnings significantly. We met every one of these commitments while completing a major track capacity expansion — the biggest such rail expansion program in Canada in a decade — under record levels of traffic.”
SUMMARY OF 4TH QUARTER 2005 COMPARED WITH 4TH QUARTER 2004
Net income in fourth-quarter 2005 was $135 million, compared with $129 million in the fourth quarter of 2004. This included a $61-million after-tax decline in foreign exchange gains on long-term debt and a favourable $15-million after-tax reduction in special charges for labour restructuring and environmental remediation.
     Excluding foreign exchange gains and losses on long-term debt and other specified items:

➢	Operating ratio improved by 3.1 percentage points to 74.1 per cent.

➢	Income up 45 per cent to a fourth-quarter record $169 million or $1.06 per diluted share.

➢	Operating income up 30 per cent to $302 million.
“Our solid performance as we ended the year illustrates the high level of engagement by our workforce, outstanding execution of scheduled operations, and our success in improving yield,” Mr. Ritchie said.

CPR grew revenue by 14 per cent to $1,167 million in the fourth quarter of 2005, compared with $1,022 million in the same period of 2004. There were double-digit increases in five of seven business lines, reflecting a combination of increased price and the benefit of CPR’s diversified revenue base.
Operating expenses excluding other specified items were $865 million in fourth-quarter 2005, compared with $789 million in the fourth quarter of 2004. Approximately 60 per cent of the increase was due to higher fuel costs, driven largely by record high crude oil prices and increased refining margins. CPR recovered all of its fuel price increases through surcharges and hedging.
“We have a tested and proven business model that is producing quality service, giving CPR pricing strength in our markets,” Mr. Ritchie said. “Our franchise is sized and positioned for more success in what is expected to be a continuing strong market environment characterized by growing demand.”
OUTLOOK
CPR’s outlook for diluted earnings per share in 2006 remains unchanged at a range of $3.60 to $3.85, excluding foreign exchange gains and losses on long-term debt and other specified items. This outlook assumes oil prices averaging US$58 per barrel and an average exchange rate of $1.18 per U.S. dollar (US$0.85). CPR expects to grow revenue in the range of 5 per cent to 8 per cent and expenses are expected to increase by 3 per cent to 6 per cent in 2006. Capital investment is anticipated to be between $810 million and $825 million in 2006 and free cash is expected to exceed $200 million for the year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
Results for full-year 2005 included a foreign exchange gain of $45 million ($22 million after tax) on long-term debt, compared with a gain of $94 million ($94 million after tax) on long-term debt in 2004. Results for the fourth quarter of 2005 included a foreign exchange loss of $1 million ($5 million after tax), compared with a gain of $57 million ($56 million after tax) in the same period of 2004.
Other specified items in 2005 were related to a special charge and a partial reduction of a special charge originally taken in 2004, which had a net impact of $10 million ($8 million after tax). CPR began in 2005 a program to reduce management and administrative staff by approximately 400. The program, which is to be largely completed by the end of 2006, resulted in a special charge of $44 million ($28 million after tax) in the fourth quarter. This special charge was partially offset by a reduction, booked in the third quarter, of $34 million ($20 million after tax) to a special charge of $91 million ($55 million after tax) taken in 2004 for environmental remediation of a property in the United States. The reduction reflected a settlement of litigation related to remediation of the environmental contamination.
Other specified items in 2004 were related to special charges taken in the fourth quarter that had a net impact of $72 million ($43 million after tax). These included the environmental special charge of $91 million ($55 million after tax), partially offset by a reversal of $19 million ($12 million after tax) from a labour restructuring provision taken in 2003.

Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to CPR’s operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
In addition, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended December 31
	2005	2004
	(unaudited)	(unaudited)

Revenues
Freight	$1,124.4	$981.4
Other	42.5	40.5

	1,166.9	1,021.9

Operating expenses

Compensation and benefits	324.0	326.8
Fuel	166.4	123.4
Materials	53.1	38.1
Equipment rents	53.0	46.6
Depreciation and amortization	113.6	102.1
Purchased services and other	154.6	151.9

	864.7	788.9

Operating income before the following:	302.2	233.0

Special charge for environmental remediation (Note 3)	—	90.9
Special charge for (reduction to) labour restructuring (Note 4)	44.2	(19.0)

Operating income	258.0	161.1

Other charges (Note 5)	6.8	12.9
Foreign exchange losses (gains) on long-term debt	0.6	(57.2)
Interest expense (Note 6)	49.1	52.6
Income tax expense	66.1	23.5

Net income	$135.4	$129.3

Basic earnings per share (Note 7)	$0.86	$0.81

Diluted earnings per share (Note 7)	$0.85	$0.81

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the year
	ended December 31
	2005	2004
	(unaudited)	(unaudited)

Revenues
Freight (Note 2)	$4,266.3	$3,785.1
Other	125.3	117.8

	4,391.6	3,902.9

Operating expenses

Compensation and benefits	1,322.2	1,259.6
Fuel	588.0	440.0
Materials	203.3	178.5
Equipment rents	210.0	218.5
Depreciation and amortization	445.1	407.1
Purchased services and other	621.6	610.7

	3,390.2	3,114.4

Operating income before the following:	1,001.4	788.5

Special charge for (reduction to) environmental remediation (Note 3)	(33.9)	90.9
Special charge for (reduction to) labour restructuring (Note 4)	44.2	(19.0)

Operating income	991.1	716.6

Other charges (Note 5)	18.1	36.1
Foreign exchange gains on long-term debt	(44.7)	(94.4)
Interest expense (Note 6)	204.2	218.6
Income tax expense	270.6	143.3

Net income	$542.9	$413.0

Basic earnings per share (Note 7)	$3.43	$2.60

Diluted earnings per share (Note 7)	$3.39	$2.60

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31	December 31
	2005	2004
	(unaudited)	(unaudited)

Assets
Current assets
Cash and short-term investments	$121.8	$353.0
Accounts receivable and other current assets	524.0	434.7
Materials and supplies	140.1	134.1
Future income taxes	108.0	70.2

	893.9	992.0

Investments	67.3	96.0
Net properties	8,790.9	8,393.5
Other assets and deferred charges	1,139.0	1,018.3

Total assets	$10,891.1	$10,499.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,032.8	$975.3
Income and other taxes payable	30.2	16.2
Dividends payable	23.7	21.0
Long-term debt maturing within one year	30.0	275.7

	1,116.7	1,288.2

Deferred liabilities	743.5	767.8
Long-term debt	2,970.8	3,075.3
Future income taxes	1,674.4	1,386.1

Shareholders’ equity
Share capital (Note 9)	1,141.5	1,120.6
Contributed surplus (Note 9)	241.6	300.4
Foreign currency translation adjustments	67.5	77.0
Retained income	2,935.1	2,484.4

	4,385.7	3,982.4

Total liabilities and shareholders’ equity	$10,891.1	$10,499.8

Commitments and contingencies (Note 13).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended December 31
	2005	2004
	(unaudited)	(unaudited)

Operating activities
Net income	$135.4	$129.3
Add (deduct) items not affecting cash:
Depreciation and amortization	113.6	102.1
Future income taxes	62.4	23.3
Special charge for environmental remediation	—	90.9
Special charge for (reduction to) labour restructuring	44.2	(19.0)
Foreign exchange losses (gains) on long-term debt	0.6	(57.2)
Amortization of deferred charges	4.3	6.1
Restructuring payments	(26.4)	(30.6)
Other operating activities, net	(50.4)	(62.0)
Change in non-cash working capital balances related to operations	55.6	15.1

Cash provided by operating activities	339.3	198.0

Investing activities
Additions to properties	(299.6)	(157.2)
Other investments	0.1	0.5
Net proceeds from disposal of transportation properties	3.4	9.0

Cash used in investing activities	(296.1)	(147.7)

Financing activities
Dividends paid	(23.7)	(21.0)
Issuance of CPR Common Shares (Note 9)	24.1	1.7
Purchase of CPR Common Shares (Note 9)	(2.3)	—
Repayment of long-term debt	(6.1)	(1.2)

Cash used in financing activities	(8.0)	(20.5)

Cash position
Increase in net cash	35.2	29.8
Net cash at beginning of period	86.6	323.2

Net cash at end of period	$121.8	$353.0

Net cash is defined as:

Cash and cash equivalents	$121.8	$353.0

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the year
	ended December 31
	2005	2004
	(unaudited)	(unaudited)

Operating activities
Net income	$542.9	$413.0
Add (deduct) items not affecting cash:
Depreciation and amortization	445.1	407.1
Future income taxes	258.0	131.5
Special charge for (reduction to) environmental remediation	(30.9)	90.9
Special charge for (reduction to) labour restructuring	44.2	(19.0)
Foreign exchange gains on long-term debt	(44.7)	(94.4)
Amortization of deferred charges	19.5	24.7
Restructuring payments	(69.0)	(88.8)
Other operating activities, net	(91.1)	(112.2)
Change in non-cash working capital balances related to operations	(23.3)	33.2

Cash provided by operating activities	1,050.7	786.0

Investing activities
Additions to properties	(884.4)	(673.8)
Other investments	2.0	(2.5)
Net proceeds from disposal of transportation properties	13.2	10.2

Cash used in investing activities	(869.2)	(666.1)

Financing activities
Dividends paid	(89.5)	(81.7)
Issuance of CPR Common Shares (Note 9)	31.8	2.5
Purchase of CPR Common Shares (Note 9)	(80.6)	—
Issuance of long-term debt	—	193.7
Repayment of long-term debt	(274.4)	(16.1)

Cash (used in) provided by financing activities	(412.7)	98.4

Cash position
(Decrease) increase in net cash	(231.2)	218.3
Net cash at beginning of period	353.0	134.7

Net cash at end of period	$121.8	$353.0

Net cash is defined as:

Cash and cash equivalents	$121.8	$353.0

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the year
	ended December 31
	2005	2004
	(unaudited)	(unaudited)

Balance, January 1	$2,484.4	$2,153.9

Net income for the period	542.9	413.0

Dividends	(92.2)	(82.5)

Balance, December 31	$2,935.1	$2,484.4

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2004 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

2	Change in accounting estimate

During the first half of 2005, the Company recorded a $23.4-million adjustment to increase current year revenues related to 2004. This adjustment reflected a change in estimate primarily as a result of a contract settlement with a customer.

3	Special charge for (reduction to) environmental remediation

In the fourth quarter of 2004, CPR recorded a special charge of $90.9 million for investigation, characterization, remediation and other applicable actions related to environmental contamination at a CPR-owned property in the U.S., which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. CPR filed with the State of Minnesota in 2005 a response action plan for the east side of the property.

In the third quarter of 2005, a settlement was reached relating to a lawsuit with a potentially responsible party in relation to portions of past environmental contamination at the above-mentioned CPR-owned property. As a result, the lawsuit against the other party has been dismissed. Also, CPR was able to reduce accrued liabilities related to this property, and recognized a total reduction of $33.9 million to the special charge for environmental remediation recorded in 2004.

4	Special charge for (reduction to) labour restructuring

In the fourth quarter of 2005, CPR recorded a special charge of $44.2 million for a labour restructuring initiative. The job reductions, mostly in management and administrative positions, will be substantially completed by the end of 2006.

In the fourth quarter of 2004, upon receiving partial regulatory approval for a new arrangement with another rail carrier, CPR recorded a reduction of $19.0 million (US$16.0 million) related to a $21.8-million accrual originally recorded in 2003 for labour restructuring on the Delaware & Hudson Railway, a wholly owned subsidiary.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
5	Other charges

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2005	2004	2005	2004

Amortization of discount on accruals recorded at present value	$3.0	$4.9	$15.4	$19.1
Other exchange losses (gains)	1.1	6.2	(2.2)	11.7
Loss on sale of accounts receivable	0.9	0.7	3.5	2.9
Gains on non-hedging derivative instruments	(0.1)	(0.5)	(6.6)	(1.5)
Other	1.9	1.6	8.0	3.9

Total other charges	$6.8	$12.9	$18.1	$36.1

6	Interest expense

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2005	2004	2005	2004

Interest expense	$50.2	$53.9	$211.8	$223.9
Interest income	(1.1)	(1.3)	(7.6)	(5.3)

Total interest expense	$49.1	$52.6	$204.2	$218.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
7	Earnings per share

At December 31, 2005, the number of shares outstanding was 158.2 million (December 31, 2004 — 158.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2005	2004	2005	2004

Weighted average shares outstanding	157.6	158.7	158.4	158.7
Dilutive effect of stock options	2.1	1.0	1.7	0.4

Weighted average diluted shares outstanding	159.7	159.7	160.1	159.1

(in dollars)

Basic earnings per share	$0.86	$0.81	$3.43	$2.60
Diluted earnings per share	$0.85	$0.81	$3.39	$2.60

For the quarter ended December 31, 2005, 4,000 options (quarter ended December 31, 2004 - 6,833 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the year ended December 31, 2005, 1,000 options (year ended December 31, 2004 — 634,639 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

8	Restructuring and environmental remediation

At December 31, 2005, the provision for restructuring and environmental remediation was $398.8 million (December 31, 2004 — $448.7 million). The restructuring provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
8	Restructuring and environmental remediation (continued)

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

	Opening				Foreign	Closing
	Balance			Amortization	Exchange	Balance
(in millions)	Oct. 1	Accrued	Payments	of Discount	Impact	Dec. 31

Three months ended December 31, 2005
Labour liability for terminations and severances	$241.5	35.4	(15.9)	2.4	0.2	$263.6
Other non-labour liabilities for exit plans	5.8	—	—	—	—	5.8

Total restructuring liability	247.3	35.4	(15.9)	2.4	0.2	269.4

Environmental remediation program	132.1	7.7	(10.5)	—	0.1	129.4

Total restructuring and environmental remediation liability	$379.4	43.1	(26.4)	2.4	0.3	$398.8

Three months ended December 31, 2004

Labour liability for terminations and severances	$322.9	(34.1)	(18.6)	3.8	(4.3)	$269.7
Other non-labour liabilities for exit plans	7.9	0.4	(1.5)	0.3	(1.0)	6.1

Total restructuring liability	330.8	(33.7)	(20.1)	4.1	(5.3)	275.8

Environmental remediation program	81.4	100.7	(10.5)	—	1.3	172.9

Total restructuring and environmental remediation liability	$412.2	67.0	(30.6)	4.1	(4.0)	$448.7

New accruals and adjustments to previous accruals were $43.1 million in the fourth quarter of 2005 compared with $67.0 million in the fourth quarter of 2004.

In the fourth quarter of 2005, CPR established new restructuring initiatives to be substantially completed by the end of 2006, to reduce labour costs, primarily in management and administrative areas. These initiatives required the recording of a special charge of $44.2 million for labour restructuring, which included $43.1 million for labour restructuring liabilities and $1.1 million for accelerated recognition of stock-based compensation, which was included elsewhere in deferred liabilities and in contributed surplus. This charge was partially offset by a net reduction of $7.7 million (included in “Compensation and Benefits” and “Purchased Services and Other”) largely due to experience gains on previously accrued amounts and minor new initiatives. Adjustments of $7.7 million to the environmental remediation program were largely due to monitoring and technical support costs related to multi-year sites.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
8	Restructuring and environmental remediation (continued)

In the fourth quarter of 2004, CPR reversed a $19.0-million labour liability accrued in 2003 and recorded additional net reductions of $14.7 million for previously accrued labour and non-labour initiatives due mainly to experience gains on settlements. In addition, the Company recorded a $90.9-million charge, which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $14.7 million above) and a reduction in “Other Assets and Deferred Charges” of $4.5 million. The environmental remediation program liability was further increased by $15.0 million for various other environmental sites included in the multi-year soil remediation program.

	Opening				Foreign	Closing
	Balance			Amortization	Exchange	Balance
(in millions)	Jan. 1	Accrued	Payments	of Discount	Impact	Dec. 31

Year ended December 31, 2005

Labour liability for terminations and severances	$269.7	33.6	(50.5)	12.0	(1.2)	$263.6
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	(0.2)	5.8

Total restructuring liability	275.8	33.5	(50.6)	12.1	(1.4)	269.4

Environmental remediation program	172.9	(22.4)	(18.4)	—	(2.7)	129.4

Total restructuring and environmental remediation liability	$448.7	11.1	(69.0)	12.1	(4.1)	$398.8

Year ended December 31, 2004

Labour liability for terminations and severances	$358.2	(36.4)	(62.2)	16.2	(6.1)	$269.7
Other non-labour liabilities for exit plans	9.2	0.9	(3.3)	0.4	(1.1)	6.1

Total restructuring liability	367.4	(35.5)	(65.5)	16.6	(7.2)	275.8

Environmental remediation program	94.8	101.0	(23.3)	—	0.4	172.9

Total restructuring and environmental remediation liability	$462.2	65.5	(88.8)	16.6	(6.8)	$448.7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
8	Restructuring and environmental remediation (continued)

New accruals and adjustments to previous accruals were $11.1 million in 2005 compared with $65.5 million in 2004.

In 2005, CPR established new restructuring initiatives to be substantially completed by the end of 2006, to reduce labour costs, primarily in management and administrative areas. These initiatives required the recording of a special charge of $44.2 million for labour restructuring, which included $43.1 million for labour restructuring liabilities and $1.1 million for accelerated recognition of stock-based compensation, which was included elsewhere in deferred liabilities and in contributed surplus. This charge was partially offset by a net reduction of $9.6 million (included in “Compensation and Benefits” and “Purchased Services and Other”) largely due to experience gains on previously accrued amounts and minor new initiatives. The adjustment to the environmental remediation program was largely due to a settlement reached with another responsible party during the third quarter of 2005, resulting in an adjustment of $33.9 million to the special charge recorded in 2004 (see Note 3), including a $30.3-million reduction in the environmental liability. The $30.3-million reduction was partially offset by $7.9 million of adjustments due largely to monitoring and technical support costs related to multi-year sites.

In 2004, CPR reversed a $19.0-million labour liability accrued in 2003 and recorded additional net reductions of $16.5 million for previously accrued labour and non-labour initiatives due mainly to experience gains on settlements. In addition, the Company recorded a $90.9-million charge, which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $16.5 million above) and a reduction in “Other Assets and Deferred Charges” of $4.5 million. The environmental remediation program liability was further increased by $15.3 million for various other environmental sites included in the multi-year soil remediation program.

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”.

9	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended December 31
(in millions)	2005		2004
	Number	Amount	Number	Amount

Share capital, October 1	157.3	$1,116.3	158.7	$1,118.9
Shares issued under stock option plans	0.9	25.2	0.1	1.7

Share capital, December 31	158.2	$1,141.5	158.8	$1,120.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
9	Shareholders’ equity (continued)

	For the year ended December 31
(in millions)	2005		2004
	Number	Amount	Number	Amount

Share capital, January 1	158.8	$1,120.6	158.7	$1,118.1
Shares issued under stock option plans	1.2	33.4	0.1	2.5
Shares repurchased	(1.8)	(12.5)	—	—

Share capital, December 31	158.2	$1,141.5	158.8	$1,120.6

An analysis of contributed surplus balances is as follows:

	For the three months
	ended December 31
(in millions)	2005	2004

Contributed surplus, October 1	$238.8	$298.6
Stock-based compensation related to stock options issued	2.8	1.8

Contributed surplus, December 31	$241.6	$300.4

	For the year
	ended December 31
(in millions)	2005	2004

Contributed surplus, January 1	$300.4	$294.6
Stock-based compensation related to stock options issued	9.3	5.8
Shares repurchased	(68.1)	—

Contributed surplus, December 31	$241.6	$300.4

In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2.5 million of its outstanding Common Shares, representing 1.6% of the approximately 159.0 million Common Shares outstanding just prior to the filing date. Share purchases may be made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the fourth quarter, no shares were repurchased (year-to-date, 1,761,000 shares have been repurchased at an average price of $45.77).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
10	Stock-based compensation

In 2005, under CPR’s stock option plans, the Company issued 1,556,400 options to purchase Common Shares at the weighted average price of $42.09 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 512,200 stock appreciation rights were issued at the weighted average exercise price of $42.11.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of December 31 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2005		2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,752,080	$29.32	6,226,674	$28.20
New options granted	1,556,400	42.09	1,741,400	32.50
Exercised	(1,157,752)	27.48	(131,450)	19.33
Forfeited/cancelled	(178,811)	29.80	(83,494)	28.63
Expired	—	—	(1,050)	9.83

Outstanding, December 31	7,971,917	$32.07	7,752,080	$29.32

Options exercisable at December 31	3,162,807	$27.37	1,422,398	$24.60

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the year
		ended December 31		ended December 31
		2005	2004	2005	2004

Net income (in millions)	As reported	$135.4	$129.3	$542.9	$413.0
	Pro forma	$135.6	$128.9	$542.5	$411.0

(in dollars)

Basic earnings per share	As reported	$0.86	$0.81	$3.43	$2.60
	Pro forma	$0.86	$0.81	$3.43	$2.59

Diluted earnings per share	As reported	$0.85	$0.81	$3.39	$2.60
	Pro forma	$0.85	$0.81	$3.39	$2.58

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
10	Stock-based compensation (continued)

Under the fair value method, the grant date fair value is $10.1 million for options issued in 2005 (2004 — $9.5 million). The weighted average fair value assumptions were approximately:

	For the year
	ended December 31
	2005	2004

Expected option life (years)	4.50	4.50
Risk-free interest rate	3.49%	3.36%
Expected stock price volatility	24%	28%
Expected annual dividends per share	$0.53	$0.50
Weighted average fair value of options granted during the year	$9.66	$8.04

11	Pensions and other benefits

The total benefit expense for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended December 31, 2005, was $20.2 million (quarter ended December 31, 2004 — $17.0 million) and for the year ended December 31, 2005, was $82.6 million (year ended December 31, 2004 — $70.4 million).

12	Significant customers

During the year ended December 31, 2005, one customer comprised 14.5% of total revenue (year ended December 31, 2004 — 11.7%). At December 31, 2005, one customer represented 8.0% of total accounts receivable (December 31, 2004 — 12.4%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005
(unaudited)
13	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a materially adverse effect on the Company’s financial position or results of operations.

Capital commitments

At December 31, 2005, CPR had multi-year capital commitments of $626.7 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2006 through 2016.

Operating lease commitments

At December 31, 2005, minimum payments under operating leases were estimated at $602.2 million in aggregate, with annual payments in each of the next five years of: 2006 — $150.7 million; 2007 — $107.0 million; 2008 — $77.8 million; 2009 — $51.0 million; 2010 — $37.6 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $320.4 million at December 31, 2005. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2005, these accruals, which do not include any amounts for residual value guarantees, amounted to $13.3 million.

14	Reclassification

Certain comparative period figures have been reclassified to conform with the presentation adopted for 2005.

Summary of Rail Data

Fourth Quarter					Year
2005	2004(1)	Variance	%		2005	2004(1)	Variance	%

				Financial (millions, except per share data)
				Revenues
$1,124.4	$981.4	$143.0	14.6	Freight revenue	$4,266.3	$3,785.1	$481.2	12.7
42.5	40.5	2.0	4.9	Other revenue	125.3	117.8	7.5	6.4

1,166.9	1,021.9	145.0	14.2		4,391.6	3,902.9	488.7	12.5

				Expenses (2)
324.0	326.8	(2.8)	(0.9)	Compensation and benefits	1,322.2	1,259.6	62.6	5.0
166.4	123.4	43.0	34.8	Fuel	588.0	440.0	148.0	33.6
53.1	38.1	15.0	39.4	Materials	203.3	178.5	24.8	13.9
53.0	46.6	6.4	13.7	Equipment rents	210.0	218.5	(8.5)	(3.9)
113.6	102.1	11.5	11.3	Depreciation and amortization	445.1	407.1	38.0	9.3
154.6	151.9	2.7	1.8	Purchased services and other	621.6	610.7	10.9	1.8

864.7	788.9	75.8	9.6		3,390.2	3,114.4	275.8	8.9

302.2	233.0	69.2	29.7	Operating income before other specified items (3)	1,001.4	788.5	212.9	27.0
6.8	12.9	(6.1)	(47.3)	Other charges	18.1	36.1	(18.0)	(49.9)
49.1	52.6	(3.5)	(6.7)	Interest expense	204.2	218.6	(14.4)	(6.6)
77.5	51.2	26.3	51.4	Income tax expense before foreign exchange gains (losses) on long-term debt and other specified items (3)	250.8	172.4	78.4	45.5

168.8	116.3	52.5	45.1	Income before foreign exchange gains (losses) on long-term debt and other specified items (3)	528.3	361.4	166.9	46.2

				Foreign exchange gains (losses) on long-term debt (FX on LTD)
(0.6)	57.2	(57.8)	-	FX on LTD	44.7	94.4	(49.7)	-
(4.5)	(1.4)	(3.1)	-	Income tax on FX on LTD (4)	(22.4)	-	(22.4)	-

(5.1)	55.8	(60.9)	-	FX on LTD (net of tax)	22.3	94.4	(72.1)	-

				Other specified items
-	(90.9)	90.9	-	(Special charge for) reduction to environmental remediation	33.9	(90.9)	124.8	-
(44.2)	19.0	(63.2)	-	(Special charge for) reduction to labour restructuring	(44.2)	19.0	(63.2)	-
15.9	29.1	(13.2)	-	Income tax on other specified items	2.6	29.1	(26.5)	-

(28.3)	(42.8)	14.5	-	Other specified items (net of tax)	(7.7)	(42.8)	35.1	-

$135.4	$129.3	$6.1	4.7	Net income	$542.9	$413.0	$129.9	31.5

				Earnings per share (EPS)
$0.86	$0.81	$0.05	6.2	Basic earnings per share	$3.43	$2.60	$0.83	31.9
$0.85	$0.81	$0.04	4.9	Diluted earnings per share	$3.39	$2.60	$0.79	30.4

				EPS before FX on LTD and other specified items (3)
$1.07	$0.73	$0.34	46.6	Basic earnings per share	$3.34	$2.28	$1.06	46.5
$1.06	$0.73	$0.33	45.2	Diluted earnings per share	$3.30	$2.27	$1.03	45.4

157.6	158.7	(1.1)	(0.7)	Weighted average number of shares outstanding (millions)	158.4	158.7	(0.3)	(0.2)
74.1	77.2	(3.1)	-	Operating ratio before other specified items (3) (5) (%)	77.2	79.8	(2.6)	-
9.4	7.3	2.1	-	ROCE before FX on LTD and other specified items (after tax)(3) (5)(%)	9.4	7.3	2.1	-
39.6	42.9	(3.3)	-	Net debt to net debt plus equity (%)	39.6	42.9	(3.3)	-

$295.4	$220.1	$75.3	34.2	EBIT before FX on LTD and other specified items (3) (5) (millions)	$983.3	$752.4	$230.9	30.7
$409.0	$322.2	$86.8	26.9	EBITDA before FX on LTD and other specified items (3) (5) (millions)	$1,428.4	$1,159.5	$268.9	23.2

(1)	Certain comparative period figures have been reclassified to current presentation.

(2)	Before other specified items.

(3)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(4)	Income tax on FX is discussed in the September 30, 2005 MD&A in the “Other Income Statement Items” section – “Income Taxes” and in the “Critical Accounting Estimates” section – “Future Income Taxes”.

(5)	EBIT: Earnings before interest and taxes;
EBITDA: Earnings before interest, taxes, and depreciation and amortization.
ROCE (after tax): Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
Operating ratio: Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Fourth Quarter					Year
2005	2004(1)	Variance	%		2005	2004(1)	Variance	%
				Commodity Data

				Freight Revenues (millions)
$224.6	$199.5	$25.1	12.6	- Grain	$754.5	$668.2	$86.3	12.9
178.6	142.7	35.9	25.2	- Coal	728.8	530.3	198.5	37.4
102.6	108.7	(6.1)	(5.6)	- Sulphur and fertilizers	447.1	460.0	(12.9)	(2.8)
80.8	79.0	1.8	2.3	- Forest products	333.9	322.0	11.9	3.7
146.4	120.9	25.5	21.1	- Industrial and consumer products	542.9	481.4	61.5	12.8
78.8	66.6	12.2	18.3	- Automotive	298.0	288.5	9.5	3.3
312.6	264.0	48.6	18.4	- Intermodal	1,161.1	1,034.7	126.4	12.2

$1,124.4	$981.4	$143.0	14.6	Total Freight Revenues	$4,266.3	$3,785.1	$481.2	12.7

				Millions of Revenue Ton-Miles (RTM)
7,427	6,813	614	9.0	- Grain	26,081	23,805	2,276	9.6
5,657	6,504	(847)	(13.0)	- Coal	23,833	25,241	(1,408)	(5.6)
4,600	4,744	(144)	(3.0)	- Sulphur and fertilizers	20,080	20,418	(338)	(1.7)
2,347	2,594	(247)	(9.5)	- Forest products	9,953	10,557	(604)	(5.7)
4,249	3,885	364	9.4	- Industrial and consumer products	15,936	15,566	370	2.4
602	538	64	11.9	- Automotive	2,361	2,291	70	3.1
7,094	6,525	569	8.7	- Intermodal	27,059	25,749	1,310	5.1

31,976	31,603	373	1.2	Total RTMs	125,303	123,627	1,676	1.4

				Freight Revenue per RTM (cents)
3.02	2.93	0.09	3.1	- Grain	2.89	2.81	0.08	2.8
3.16	2.19	0.97	44.3	- Coal	3.06	2.10	0.96	45.7
2.23	2.29	(0.06)	(2.6)	- Sulphur and fertilizers	2.23	2.25	(0.02)	(0.9)
3.44	3.05	0.39	12.8	- Forest products	3.35	3.05	0.30	9.8
3.45	3.11	0.34	10.9	- Industrial and consumer products	3.41	3.09	0.32	10.4
13.09	12.38	0.71	5.7	- Automotive	12.62	12.59	0.03	0.2
4.41	4.05	0.36	8.9	- Intermodal	4.29	4.02	0.27	6.7
3.52	3.11	0.41	13.2	Freight Revenue per RTM	3.40	3.06	0.34	11.1

				Carloads (thousands)
96.8	92.7	4.1	4.4	- Grain	338.7	321.2	17.5	5.4
84.4	97.6	(13.2)	(13.5)	- Coal	352.3	395.2	(42.9)	(10.9)
46.1	51.3	(5.2)	(10.1)	- Sulphur and fertilizers	201.8	211.8	(10.0)	(4.7)
36.2	38.5	(2.3)	(6.0)	- Forest products	153.7	160.3	(6.6)	(4.1)
82.1	81.5	0.6	0.7	- Industrial and consumer products	322.2	319.0	3.2	1.0
43.8	40.5	3.3	8.1	- Automotive	168.1	171.7	(3.6)	(2.1)
294.2	273.7	20.5	7.5	- Intermodal	1,139.4	1,119.6	19.8	1.8

683.6	675.8	7.8	1.2	Total Carloads	2,676.2	2,698.8	(22.6)	(0.8)

				Freight Revenue per Carload
$2,320	$2,152	$168	7.8	- Grain	$2,228	$2,080	$148	7.1
2,116	1,462	654	44.7	- Coal	2,069	1,342	727	54.2
2,226	2,119	107	5.0	- Sulphur and fertilizers	2,216	2,172	44	2.0
2,232	2,052	180	8.8	- Forest products	2,172	2,009	163	8.1
1,783	1,483	300	20.2	- Industrial and consumer products	1,685	1,509	176	11.7
1,799	1,644	155	9.4	- Automotive	1,773	1,680	93	5.5
1,063	965	98	10.2	- Intermodal	1,019	924	95	10.3
$1,645	$1,452	$193	13.3	Freight Revenue per Carload	$1,594	$1,403	$191	13.6

(1)	Certain comparative period figures have been reclassified to current presentation.

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2005	2004 (1)	Variance	%		2005	2004 (1)	Variance	%
				Operations and Productivity

61,769	60,491	1,278	2.1	Freight gross ton-miles (GTM) (millions)	242,100	236,451	5,649	2.4
31,976	31,603	373	1.2	Revenue ton-miles (RTM) (millions)	125,303	123,627	1,676	1.4
10,775	10,594	181	1.7	Train-miles (thousands)	43,054	41,344	1,710	4.1

2.2	2.3	(0.1)	(4.3)	FRA personal injuries per 200,000 employee-hours	2.3	2.7	(0.4)	(14.8)
1.8	2.0	(0.2)	(10.0)	FRA train accidents per million train-miles	2.1	2.1	–	–

3.52	3.11	0.41	13.2	Freight revenue per RTM (cents)	3.40	3.06	0.34	11.1
2.70	2.50	0.20	8.0	Total operating expenses per RTM (2) (cents)	2.71	2.52	0.19	7.5
1.40	1.30	0.10	7.7	Total operating expenses per GTM (2) (cents)	1.40	1.32	0.08	6.1
80.25	74.47	5.78	7.8	Total operating expenses per train-mile (2) (dollars)	78.74	75.33	3.41	4.5

5,733	5,710	23	0.4	Average train weights (tons)	5,623	5,719	(96)	(1.7)
4,034	3,960	74	1.9	Average train length (feet)	3,976	4,029	(53)	(1.3)
22.7	23.8	(1.1)	(4.6)	Average train speed – AAR definition (mph)	22.0	22.7	(0.7)	(3.1)

16,295	15,637	658	4.2	Number of active employees at end of period	16,295	15,637	658	4.2
16,684	16,037	647	4.0	Average number of active employees	16,448	16,056	392	2.4
13,626	13,817	(191)	(1.4)	Miles of road operated at end of period (3)	13,626	13,817	(191)	(1.4)

3,702	3,772	(70)	(1.9)	GTMs per average active employee (000)	14,719	14,727	(8)	(0.1)
4,533	4,378	155	3.5	GTMs per mile of road operated (3) (000)	17,767	17,113	654	3.8
672	697	(25)	(3.6)	GTMs per active locomotive per day (000)	658	675	(17)	(2.5)

1.18	1.19	(0.01)	(0.8)	U.S. gallons of fuel per 1,000 GTMs	1.18	1.20	(0.02)	(1.7)
1.82	1.34	0.48	35.8	Average fuel price excluding provincial fuel taxes	1.57	1.11	0.46	41.4

				(U.S. dollar per U.S. gallon)
73.2	72.2	1.0	1.4	Diesel fuel consumed – freight & yard (million U.S. gallons)	285.8	282.9	2.9	1.0
62.06	49.17	12.89	26.2	WTI (US$/bbl – average lagged 1 month, unhedged)	55.21	40.48	14.73	36.4

1.170	1.222	(0.052)	—	Average foreign exchange rate (Canadian$/US$)	1.212	1.304	(0.092)	—
0.855	0.818	0.037	—	Average foreign exchange rate (US$/Canadian$)	0.825	0.767	0.058	—

(1)	Certain comparative period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2)	Before other specified items.

(3)	Excludes track on which CPR has haulage rights.